Exhibit 99.1

Autohome Inc. Releases 2022 ESG Report

BEIJING, March 9, 2023 – Autohome Inc. (NYSE: ATHM; HKEX: 2518) (“Autohome” or the “Company”), the leading online destination for automobile consumers in China, today announced the publication of its 2022 Environmental, Social and Governance (“ESG”) report. It highlights the Company’s ESG strategies and accomplishments with respect to sustainable operations, while setting a framework for its future ESG goals and practices.

The report introduces Autohome’s long-term ESG commitment and details Autohome’s ESG performance in 2022 in key areas including corporate governance, product responsibility, management foundation, talent development, green operation and public welfare caring.

“We will continue to work hard to promote green car buying behaviors among consumers while helping our customers innovate and thrive as we improve their digital marketing capabilities, reduce costs and increase efficiency,” commented Mr. Quan Long, Chairman and Chief Executive Officer. “Through our unremitting efforts to promote the industry’s carbon reduction activities, we believe we are well-positioned to realize our double carbon goal while driving the ecological development throughout China’s automotive industry.”

To view the report in full, please visit the website of investor relations of the Company or access the report at: https://autohomeinc.gcs-web.com/static-files/3b6e77e4-49af-4430-8780-6d881981f2bb.

About Autohome Inc.

Autohome Inc. (NYSE: ATHM; HKEX: 2518) is the leading online destination for automobile consumers in China. Its mission is to engage, educate and inform consumers about everything auto. Autohome provides occupationally generated content, professionally generated content, user-generated content, and AI-generated content, a comprehensive automobile library, and extensive automobile listing information to automobile consumers, covering the entire car purchase and ownership cycle. The ability to reach a large and engaged user base of automobile consumers has made Autohome a preferred platform for automakers and dealers to conduct their advertising campaigns. Further, the Company’s dealer subscription and advertising services allow dealers to market their inventory and services through Autohome’s platform, extending the reach of their physical showrooms to potentially millions of internet users in China and generating sales leads for them. The Company offers sales leads, data analysis, and marketing services to assist automakers and dealers with improving their efficiency and facilitating transactions. Autohome operates its “Autohome Mall,” a full-service online transaction platform, to facilitate transactions for automakers and dealers. Further, through its websites and mobile applications, it also provides other value-added services, including auto financing, auto insurance, used car transactions, and aftermarket services. For further information, please visit www.autohome.com.cn.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Statements that are not historical facts, including statements about Autohome’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in Autohome’s filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and Autohome does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Autohome Inc.

Investor Relations

Sterling Song

Investor Relations Director

Tel: +86-10-5985-7483

E-mail: ir@autohome.com.cn

The Piacente Group, Inc.

Jenny Cai

Tel: +86-10-6508-0677

E-mail: autohome@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: autohome@tpg-ir.com